"It's not rocket science...


4400 Post Oak Parkway
Houston, Texas 77027
www.swbanktx.com
1807 Ross
Dallas, Texas 75201

Consolidated Financial Highlights

Dollars in thousands, except per share amounts

Year Ended December 31,	2002	2003	Change
Balance Sheet Data:			
Assets	$ 5,171,957	$ 5,945,736	15.0%
Deposits	3,912,049	4,403,239	12.6%
Loans	3,219,340	3,588,572	11.5%
Allowance for loan losses	(36,696)	(43,008)	17.2%
Securities	1,201,200	1,549,398	29.0%
Shareholders' equity	445,523	499,321	12.1%
Income Statement Data:			
Interest income	$ 238,415	$ 239,103	0.3%
Interest expense	59,779	45,725	-23.5%
Net interest income	178,636	193,378	8.3%
Provision for loan losses	11,750	12,000	2.1%
Net interest income after provision for loan losses	166,886	181,378	8.7%
Noninterest income	70,391	86,920	23.5%
Noninterest expenses	151,078	180,162	19.3%
Income before income taxes	86,199	88,136	2.2%
Provision for income taxes	26,993	27,407	1.5%
Net Income	$ 59,206	$ 60,729	2.6%
Per Share Data:			
Basic earnings per common share	$ 1.77	$ 1.78	0.6%
Diluted earnings per common share	$ 1.72	$ 1.74	1.2%
Dividends per common share	$ —	$ 0.10	100.0%
Book value per common share at period end	$ 13.16	$ 14.59	10.9%
Selected Performance Ratios:			
Return on average assets	1.30%	1.14%	
Return on average common shareholders' equity	14.55%	12.86%	
Tier 1 capital to average assets	9.43%	9.15%	
Net interest margin	4.35%	4.02%	
Efficiency ratio	61.09%	64.07%	
Asset Quality Data:			
Nonperforming assets to total loans & ORE	0.50%	0.49%	
Net charge-offs to average loans	0.22%	0.22%	
Allowance for loan losses to:			
Total loans at period end	1.18%	1.23%	
Nonperforming loans at period end	244.82%	337.53%	

FORWARD-LOOKING STATEMENTS: Certain of the matters discussed in this annual report may constitute forward-looking statements for the purposes of the federal securities laws, and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Southwest Bancorporation of Texas, Inc., to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements can be found in Item 7 of our 2003 Annual Report on Form 10-K filed with the Securities and Exchange Commission. All forward-looking statements are expressly qualified in their entirety by these cautionary statements.

"... but it does take a lot of hard work and energetic people who...

1. Take time to listen
2. Generate new ideas
3. Do the right thing
4. Offer great products
5. Champion the community
6. Get results!

... to create a bank that performs like this."

Paul



Net Income
(IN MILLIONS)
$43.5
$52.7
$59.2
$60.7
00
01
02
03



14-year total return
27.3%
10.9%
SWBT
S&P

Dear Shareholders and Friends:

When Walter Johnson took a fledgling bank in 1990 and made plans for growth, he knew building it wouldn't take rocket science. However, what he did know as a veteran banker was that it would require hard work, products that delivered value to his customers and thoughtful execution by experienced bankers.

That one location and $50 million in assets was the infancy of Southwest Bank of Texas. It didn't look like much at the time, certainly not against the out-of-state banks that were discovering the good business climate of Texas and the plethora of energetic companies of all sizes, to say nothing of consumers who were anxious for more and better banking products and services.

Fast forward through 14 years of spectacular and exciting growth ... years where calling on customers and prospects has been daily behavior. We became a public company and boosted capital and market visibility as investors began to see the value of a strong, independent bank in one of the best markets in the country. We developed a host of products on the Internet platform leading to several "firsts" in the industry. We attracted some of the best talent in banking because these professionals know they are at a bank where they can help their customers succeed.

Today, Southwest Bank of Texas has all the characteristics of a strong, independent regional bank. Walter had it right. Building a successful bank wasn't rocket science but rather taking time to listen, generating ideas, doing the right thing, offering great products and getting results. And being a strong bank also meant championing the community, or simply being a good neighbor.

This successful formula has served Southwest Bank of Texas well in our brief history and in 2003 when we once again had solid growth:

- Average loans increased 15%
- Average deposits grew 19%
- Average assets increased 18%
- Noninterest income increased 23%.

These are positive results despite interest rates that were at 45-year lows. We grew the Bank's core business by making loans, providing outstanding products and services, and paying close attention to asset quality. We believe the results are once again clear and consistent because our strategies are clear and consistent.

There were two notable geographic expansions in 2003:

- We completed the merger with MaximBank, a 97-year-old banking franchise, that gave us access to a part of the Greater Houston area where we believe the business and consumer demographics indicate significant growth opportunity.



Paul Murphy, CEO, and Scott McLean, President

over two-thirds of the state's economic activity centered in Houston and this North Texas region, we believe our style of banking and our products will enable us to replicate in that market the success we have had in Houston. Even prior to the merger, we had developed 40 new commercial relationships in the Dallas market representing credit commitments exceeding $250 million, outstanding loans of $125 million and deposits of $80 million.

The year was significant for corporate management and governance:

- Scott McLean, who has 25 years of experience in banking leadership roles in Houston, Dallas and El Paso, was elected President of the Company.
- Terry Kelley, a respected leader in Dallas-Fort Worth banking, joined the Company to head up that region's initiative along with Joe Goyne, President and CEO of Lone Star Bank, who also will lead the Bank in Dallas.
- We salute Adolph Pfeffer, Jr. on his retirement and for his leadership in banking for over 40 years, the last seven as a member of our Board of Directors.
- We initiated a dividend program to maximize the total return to shareholders.
- We accessed the capital markets for the first time since going public to support our growth with a $50 million trust preferred securities issuance.
- We received an "outstanding" Community Reinvestment Act rating.

As we move to the next phase of our corporate life, the question on many minds is "What will Southwest Bank of Texas become?" Again, we don't think it takes rocket science to figure this out

In our minds, our strategy is consistent, low risk and achievable. There is a role for banks like ours which have proven themselves as local independent banks and are emerging as strong regional franchises:

- We see ourselves as always customer focused. We believe our customers appreciate the efforts we make on their behalf to really listen to their needs and customize solutions. It's one thing to offer something off the shelf, it's another to build something together.

- We see ourselves strengthening our presence in Houston and Dallas-Fort Worth, and perhaps adding to our geographic diversity. Houston has been an incredible market in which to develop a bank. We think our growth potential is as great in this market as it was when we began in the early 1990s.

- We believe we will maintain our strong performance in risk management because of our outstanding people, clear and concise processes and effective systems.

- We will continue to add the right people and develop and utilize the best technology. These investments may have a short-term impact on expenses but will provide long-term benefits in productivity and results.

- We will reaffirm our culture of basic banking fundamentals that has served us so well. Everything does count!

Simply stated, our goal is to become State Champs, perhaps not the biggest independent bank in Texas but certainly the best regional banking franchise — client focused, a great place to work and a dynamic partner in our communities. We are convinced we have several significant home field advantages ... we have a clear game plan, we understand the customers of this region, and we have the team with the resources, technology and knowledge to work with them. Our balance sheet is strong and we are capable risk managers — our credit culture has served us well. We have a relatively small market share in attractive markets with plenty of room to grow.

We are fully aware of the increased competition. There are numerous risks and challenges to be managed as we expand our business, but we're ready to tackle our future. In fact, we're eager! Our people are clear about what it will take to get us to our State Champs goal ... it is hard work and focus ... but it's not rocket science.

Sincerely,

Paul Murphy

Scott McLean



Walter Johnson, Chairman

FIVE REASONS
TO BELIEVE IN THE
FUTURE OF SOUTHWEST
BANK OF TEXAS

I frequently meet investors and customers who are familiar with our spectacular track record and they often ask if we can continue our impressive growth. The following are just a few of many reasons that I am optimistic.

1. LONG-TERM INVESTMENT – We have been an industry leader by many measures for the past 10 years. With our momentum in our dynamic markets, I am confident we can continue to excel for years to come.

2. QUALITY CUSTOMERS – Good results come when you have good customers — and a reputation of working hard for them. It is amazing to me how many new customers come from referrals from business owners and from individuals who have experienced our style of banking. We build relationships one at a time and those who choose us appreciate the results.

3. INTEGRITY – From day one 14 years ago, we have tried to exercise the greatest clarity and transparency in our financial information. This culture of integrity permeates throughout the Company in everything we do.

4. OPPORTUNITY FOR GROWTH – Our growth will continue to be fueled by the ability to bring new products and services to the market with speed and execution that I am convinced cannot be matched by any financial peer. We believe we have only scratched the surface in Houston, and we expect our opportunity in the Dallas-Fort Worth Metroplex, as well as other new markets, will provide growth for many years to come.

5. STRENGTH OF STAFF AND MANAGEMENT – We have an incredibly strong group of professionals with a wealth of experience and capabilities. They are highly motivated to create success for our customers, growth for our employees, results for our shareholders and leadership for our communities.

We have been consistent by every measure of performance, and I believe these reasons personify the qualities investors and customers can expect from Southwest Bank of Texas in the future.

Walter Johnson

1. Take time to listen...and understand



$7,070
$9,126
$11,718
$16,304
$18,429
99
00
01
02
03

SWBT Treasury Management Income
(in thousands)
'5 year compound growth of 28%

"I am more than a relationship officer. I am often a consultant, someone who listens to ideas and offers creative insight to help my clients accomplish more."

— Diane Decker, Treasury Management


THE UNIVERSITY OF TEXAS
MD ANDERSON
CANCER CENTER
BRAD L. GIBSON
Director
Treasury Services and Operations
www.mdanderson.org

From left: SWBT bankers Myra Caldwell, Manager of Treasury Management Product Strategy and Development, and Diane Decker, Treasury Management Relationship Manager; Brad Gibson, Director of Treasury Services and Operations for M.D. Anderson, and Karen Garton, Program Manager of Treasury Services for M.D. Anderson

With a mission of eliminating cancer, M.D. Anderson Cancer Center, the leading cancer center in the United States, needed a long-term partner that could hear the smallest of requests with the clarity of a stethoscope. More than 65,000 patients a year visit this hospital to receive innovative treatment and participate in cutting-edge research. Managing the growth in receivable collections associated with this work was becoming difficult.

"We needed a proactive approach in providing us with innovative business solutions to our cash management challenges," recalled Brad Gibson,

The method was to take all of the items required to make their lockbox systems work efficiently and come up with the right solution. Having a local operations center and staff dedicated to processing M.D. Anderson's 50,000 monthly payments was only the first part of the equation.

Together, we made things easier by creating a system that complements our existing NetSt@r suite of products and manages multiple lockboxes, wire transfers, balance reporting and payroll. Additionally, M.D. Anderson's Development Office now receives a daily electronic file that automatically updates its accounts receivables — with no manual

2. Generate new ideas that work for the customer


M3 x 16

SWBT Noninterest Income as a percent of Total Revenue


(in millions)
$ 280
240
200
160
120
80
40
23%
22%
27%
28%
31%
99
00
01
02
03

"We always look for solutions that will make our clients say, 'I didn't know a bank could do that.' Not only do we have great products and services, but we can customize them to fit a client's needs." — Gary Tolbert, Commercial Banker


Fiesta
Vicki J. Baum
CFO/Controller
Fiesta Mart, Inc.
P.O. Box 7481
5235 Katy Fwy.
Houston, TX

From left: SWBT Commercial Banker Gary Tolbert and Vicki Baum, Chief Financial Officer and Controller of Fiesta Mart

Founded in 1972, Fiesta Mart takes pride in providing quality produce, grocery and specialty goods to consumers throughout Texas. Headquartered in Houston, Fiesta required a bank that could offer innovative products to meet its growing needs.

"Southwest Bank of Texas responded by providing us with a comprehensive solution that enables us to more efficiently manage our operations," said Vicki Baum, Chief Financial Officer and Controller of Fiesta.

It was another opportunity for Southwest Bank of Texas to come up with a new idea that met a customer's specific need. Southwest Bank of Texas tailored a unique treasury management offering that complements Fiesta's cash management and financial management strategies. This approach results in Fiesta's ability to better manage its day-to-day operations.

3. Do the right thing... the first time




Addison
Farmers Branch
Garland
75
635
University Park
Highland Park
30
Dallas
30
45

The right Metroplex strategy

- ✓ Strong leadership
- ✓ Great customers
- ✓ Good locations
- ✓ Operations center

"Companies are used to being promised the moon when someone is trying to win their business. Early in our relationships, clients can see that we actually deliver on what we say we will do." — Melinda Jackson, Commercial Banker



david tehle
executive vice president,
chief financial officer
haggar.
haggar clothing co.
two colinas crossing
11511 luna road
dallas, texas 75234
www.haggar.com

Standing: SWBT Commercial Banker Melinda Jackson and David Tehle, Executive Vice President and Chief Financial Officer of Haggar Clothing

Sitting (from left): Preston Moore, SWBT Commercial Banker; John Feray, Vice President of Finance, and Amos Martinez, Director of Credit and Treasury, both of Haggar Clothing

Haggar Clothing, a Dallas-based marketer of men's casual and dress apparel and women's sportswear, wanted a local banking relationship to accommodate its global operations.

"It's comforting to know that any issue or request I have can be solved in one phone call," said David Tehle, Executive Vice President and Chief Financial Officer of Haggar Clothing. *"Southwest Bank of Texas provides everything you'd expect from a big bank — except the bureaucracy."*

In order to facilitate its working capital and growth needs, Haggar joined Southwest Bank of

In addition to lending, a tailored cash management system was put in place to optimize the Company's cash flow.

By opening a loan production office in the Metroplex and staffing it with the right people 18 months ago, Southwest Bank of Texas began meeting the requirements of area businesses like Haggar Clothing. This office was followed by our merger with Lone Star Bank, and our plans to open a full-scale operations center in 2004. The result is that Haggar's business will be done in its own backyard, by a team of bankers who are as dedicated to the community as Haggar has been.

4. Offer great products... that have real value



SWBT
Capital Markets & Investment Income
(in thousands)


$4,868
$6,017
$7,244
$9,302
$9,712
99
00
01
02
03

SWBT
Retail Income
(in thousands)


$5,500
$7,331
$14,011
$20,360
$25,124
99
00
01
02
03

• 5 year compound growth rate of 18%

• 4 year compound growth rate of 46%

"The question I always ask myself is 'How can I add value for my clients?' My job is to make their day-to-day lives run smoother by understanding their needs and responding with the right solutions." — Edward Bowdon, Energy Banking

When a successful company has operations scattered across five continents, it can be a challenge to keep track of all of the moving parts. Frank's International, an industry leader in drilling and completing oil and gas wells throughout the world, was growing at a steady clip and needed an effective way to manage its payroll and corporate investment activities. With 2,100 employees and the need to move thousands of pieces of equipment and supplies every month, Frank's also required additional financing for expansion and a way to manage cash flow. Access to multiple foreign currencies was equally important.

"We had all of these pieces that needed to be working together," recalled Keith Mosing, Chairman and CEO of Frank's International. *"Southwest Bank of Texas took the time to come out here, understand our business and find the solutions that fit our needs. Instead of making us fit into a group of existing products, they made their products fit us."*

Southwest Bank of Texas saw an opportunity to create an investment tool that would provide long-term solutions for Frank's International. A dialogue then began on making everything else work in tandem. Today, the result is that Frank's International uses Southwest Bank of Texas for its borrowing, treasury management, investments, private banking, personal trust and foreign exchange needs.

From left: Keith Mosing, Chairman and CEO of Frank's International, and Edward Bowdon, SWBT Energy Banker


FRANK'S
INTERNATIONAL
60 Over Years of Dependable Service
FRANK'S INTERNATIONAL, INC.
11700 Old Katy Road
Suite 300
Houston, TX 77079
(800) 827-6020

pital Markets

ien customers need to tap the world rkets, or when they need a close-to-ne solution to manage their retirement ns or portfolios, they look no further n Southwest Bank of Texas Capital rkets group, or the Bank's affiliate 'BT Securities, Inc. Both individuals and ipanies find ready solutions to complex ncial issues through experienced essional bankers.

- rokerage Services
  - Equities
  - Fixed Income
  - Mutual Funds
  - Annuities
- etirement Services
  - Plan Design and Implementation
  - Profit Sharing, Pension, Keogh, SEP-IRA, 401(k), Simple and Individual IRAs
  - Participant Education and Ongoing Support
- reign Exchange
  - Currency Transactions
  - Currency Risk Management Strategies
- stitutional Sales
  - Short-Term Corporate Fixed Income Investments
  - Laddered Maturity Portfolios for Corporate Cash
- titutional Custody and urities Services
  - nstitutional Custody and

Private Banking and Wealth Management

Our customers count on the formidable resources of Southwest Bank of Texas Private Banking, Investment Services and Trust Department. All work together in concert to provide the highest quality wealth management advice, execution and personal service.

- Private Banking
  - Loan Products
  - Deposit Products
  - Mortgages
- Trust
  - Trust Administration
  - Estate Administration
  - Real Estate, Oil and Gas Management
  - Custody
  - IRAs and IRA Rollovers
  - Will Appointments
- Discretionary Investment Management
  - Trustee or Agency
  - Sub-Adviser Selection Process
  - Asset Allocation
  - Managed Accounts
  - Monitoring and Reporting

Personal Banking

We serve the Houston and Dallas metropolitan areas with approximately 50 retail banking centers. Each center offers customers our full complement of personal banking products and services, plus our own unique brand of one-to-one service.

- Totally Free Checking
- Savings Accounts
- Certificates of Deposit
- Insured Money Market Accounts
- Investment Services
- Loans
  - Residential Mortgage
  - Home Equity
  - Home Equity Line of Credit
  - Home Improvement
  - Auto
  - Boat
  - RV
- Internet Banking
  - bank@home
  - billp@y
  - e-statements
- Credit Cards
- Visa Check Card
  - Dining Discount
- ATMs

Mitchell Mortgage

Mitchell Mortgage offers a full range of services, including the origination and servicing of single-family residential loans, single-family construction loans, and commercial and multifamily real estate loans. We are unique in our ability to offer loan products to customers by participating as a direct portfolio lender, mortgage banker or mortgage broker, depending on the needs of the customer and the nature of the transaction.

- Residential Real Estate Loans
  - Home Loans (Purchase and Refinance)
  - Lot Loans
  - One-Time Close Loans
- Construction Loans
  - Individuals (Interim and Co-Borrower/Builder)
  - Builders
- Commercial Real Estate Loans (Acquisition, Refinance and Construction)
  - Multifamily
  - Retail
  - Industrial
  - Office
  - Hospitality
  - Self-Storage
  - Land Development
  - Raw Land
- Loan Administration

The Products We Offer

Community and Not-For-Profit Banking

Vision requires resources to become reality. At Southwest Bank of Texas, we contribute both. Working with organizations throughout the communities we serve, we frequently provide the ideas, the leadership, the financing, the energy — and our share of the sweat — to help make things better for those in our communities.

- Loans to:
  - Churches
  - Faith-Based Organizations
  - Schools
  - Affordable Housing
  - Community Development
  - Social Services
  - Cultural Arts
  - Public Entities
- Lines of Credit and Term Lending
- Construction and Term Real Estate Loans
- Tax Credit Financing
- Tax-Exempt Loans
- Tax-Exempt Bonds
- Treasury Management
- Investment Management
- Contributions
- Volunteers

Commercial Banking

Having solidified our reputation as a premier commercial lender with an approximate $75 million legal lending limit, Southwest Bank of Texas continues to stand apart by being large enough to deliver a full array of financial transactions, products and services, yet small enough to have decision makers focusing on the needs of all business customers.

- Loans
  - Working Capital Lines of Credit
  - Equipment Financing
  - Acquisition Financing
  - Small Business Administration
- Syndicated Loans
- Commercial Real Estate Financing
  - Construction Loans
  - Mini-Perms
  - Commercial Mortgage Brokerage
- Treasury Management
- Small Business Banking
  - Online Banking
  - Small Business Loan Center
- Correspondent Banking
- Energy Banking
- Equipment Leasing and Financing
- Accounts Receivable Factoring
- Merchant Services
- Corporate Credit Cards

Treasury Management

Southwest Bank of Texas offers a solid product portfolio for our corporate business clients — often setting the pace in market innovation and state-of-the-art treasury solutions. It's about leveraging our Internet, imaging and technology systems in a customer-focused, product development environment. We create solutions which address the common or complex needs of the corporate treasurer's objectives.

- Wholesale and Retail Lockbox
  - IDEAL — Image Data Extraction Archive Lockbox
  - Lockbox Web Delivery
- NetST@R Internet Products
  - Information Reporting
  - Automated Clearinghouse
  - Electronic Funds Transfer Payment System/Tax Payments
  - Positive Pay Advantage
  - Controlled Disbursement
  - EDI Translation
  - Image Check CD-ROM
  - Image e-statements
  - Account Sweeps
  - Vault Services
  - Collection/Draft Services
  - Merchant Services
  - SWBT Payroll Card
- eBusiness
  - Secure Web Hosting
  - Online Payments by Check or Credit Card

International Banking

With customers conducting business al over the world, Southwest Bank of Texa is helping make international banking a catalyst for success. We put the full force of our technological expertise an resources to work for our customers around the world, around the clock.

- Letters of Credit
  - Negotiation of Export Lett of Credit
  - Online Internet Negotiatio of Export
  - Online Internet Issuance of Letters of Credit
  - Online Internet Import Lett of Credit Reporting
  - Bid/Performance Bonds
  - Standby Letters of Credit
- Trade Cycle Working Capita Loans
- Term Financing for Exports
- Delegated Export/Import Ba Lender
- Foreign Exchange
- International Private Bankin
  - Customized Bilingual Services
  - International Client Investment Plans
- International Correspondent Banking
  - Confirmation of Letters of Credit
  - Wires Worldwide
- Trade Services

5. Champion the community

Dallas Morning News editorial February 4, 2004

Downtown Commitment

Southwest Bank of Texas makes right move

Salvation Army, Dec. 2003



...hrough Dallas' the late 1980s. that downtown ...h luster. By that, ...eating jobs inside ...p, as well as an in...dent Texas-run in the heart of the ...al business district. ...hat's why we ap...d Southwest Bank ...or its plans to ...perations cen...ntown Dallas ...uthwest Plaza which has ...ofitted to at...er operations. double as the ...s right in the ...en the Dallas ...t Hotel. ...atively modest that dramati-cally change downtown Dallas' feel. But those are jobs that the Houston bank could have just as easily relocated elsewhere in the city or the suburbs. Instead, the bank committed to the central business district — a welcome development for those downtown workers who remember Texas Commerce, once the state's largest Texas-owned and operated bank. The Texas Commerce name faded away through a mega-banking merger.

Southwest Bank's decision to locate downtown is good news for independent Texas banks and their customers for another reason. When locally owned banks were the rule rather than the exception, customers benefited from the strong community ties that bankers forged over the years. Bankers were community decision-makers, and the close and long-lasting relationship translated into passionate civic involvement, including personal commitments to the health and vitality of downtown.

Downtown Dallas won't turn around overnight. But a move like this one from Southwest Bank is encouraging.



Rebuilding Together



$61
$98
$135
$210
$225
(in millions)
99
00
01
02
03

"Most bankers will tell you that turning ideas into reality is an everyday thing. But when you look into the eyes of someone whose life you've truly touched ... it's always a great feeling." — Brian Stoker, Community Banker

Neighborhoods in need of revitalization often face the problem of not knowing where to begin. And funding projects that will turn the community around can be an even more difficult task. However, the Northside Redevelopment Center knew exactly what was required to get things headed in the right direction — educating young people for their future. They wanted to eliminate the flight of young talent from the area and increase education standards. Getting someone to listen to this idea was proving to be a challenge.

"Southwest Bank of Texas didn't just give us a proposal, they gave us hope," said Vincent Marquez, Executive Director of Northside Redevelopment Center. *"It is easy to listen to someone's dream. Figuring out how to make it real is the part that takes savvy and heart."*

By coming to Southwest Bank of Texas, Northside Redevelopment allowed us to be an even stronger part of the community. Southwest Bank of Texas arranged a funding agreement that enabled them to purchase and rehabilitate an abandoned 34,000-square-foot building that would house educational programs in the neighborhood.

The outcome is a building that helped Northside attract a renowned pre-kindergarten program in addition to the YES Academy, a successful college preparatory high school assisting low- to moderate-income students. Three other nonprofits geared toward adult literacy, neighborhood outreach, continuing education and self-esteem courses are also tenants and are educating the community.

Northside Redevelopment and Southwest Bank of Texas are revitalizing the community and creating social profit, not just financial profit.


UHD
University of Houston-Downtown
Vincent A. Marquez
Executive Director
Northside Redevelopment

From left: John Hernandez, SWBT Hispanic Banking, Vincent Marquez, Executive Director of Northside Redevelopment Center, and Brian Stoker, SWBT Community Banking

6. Get results...make it happen*




SWBT Balance sheet summary
(in billions)
$6
$4
$2
$0
00
01
02
03
Loans
Deposits

*
- Now!
- Speed counts
- Being responsive matters

"The main thing entrepreneurs want to know is that you will find a way to get them across the finish line. Our job is to assure them that we will find the right resources to make that happen, and then do it." — Bill Pyle and Brennon Marsh, Commercial Bankers

CARDTRONICS
Specializing in ATM Products and Services

Jack M. Antonini
President & CEO

Tel 281.596.9988

3110 Hayes Road
Suite 300
Houston, TX 77082
www.cardtronics.com

Left photo: John Runge, SWBT Small Business Administration Lending; Tom Landreth, President of Landreth Fastener, and Brennon Marsh, SWBT Commercial Banker

Right photo: Jack Antonini, President and CEO of Cardtronics, and Bill Pyle, SWBT Commercial Banker





Landreth Fastener Corp.

Tom Landreth
President

Toll Free: 800-231-8296

8700 Scranton
Houston, Texas 77075

Businesses of all sizes require banking relationships that will grow with them, at the right pace, with the right tools and at the right time.

For Tom Landreth, the need was to raise a significant amount of capital in a short amount of time so that he could buy back a company that had been in his family since 1962. The Company was faced with the possibility of being swallowed by an organizational restructuring. Southwest Bank of Texas responded by securing a Small Business Administration loan in collaboration with a local Certified Development Corporation. A manufacturer of rivets and fasteners for a diverse set of industries, Landreth Fastener also utilizes

Cardtronics, an independent ATM sales organization based in Houston, with operations across the country, wanted a bank to dig in and spend the time to understand their business and support their quick-paced growth plan. Southwest Bank of Texas stepped up with an initial lending agreement that has evolved to complement the increasing credit needs of this thriving business. In addition, our Internet-based treasury management and investment products help Cardtronics manage more than 12,000 ATMs.

As a result of the commitment of Southwest Bank of Texas to making things happen for businesses small and large, Tom Landreth is the president of the company his father started forty-two years ago. Today, the Company makes more than 400 million

Southwest Bancorporation of Texas, Inc. and Subsidiaries

Consolidated Balance Sheet

(Dollars in thousands, except per share amounts)

December 31,	2002	2003
ASSETS		
Cash and due from banks	$ 472,257	$ 390,890
Federal funds sold and other cash equivalents	63,107	94,908
Total cash and cash equivalents	535,364	485,798
Securities — available for sale	1,201,200	1,549,398
Loans held for sale	101,389	96,899
Loans held for investment	3,117,951	3,491,673
Allowance for loan losses	(36,696)	(43,008)
Premises and equipment, net	92,227	117,951
Accrued interest receivable	20,160	21,630
Goodwill	2,590	25,647
Core deposit intangibles	—	6,185
Other assets	137,772	193,563
Total assets	$ 5,171,957	$ 5,945,736
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Demand — noninterest-bearing	$ 1,290,323	$ 1,513,038
Demand — interest-bearing	36,222	43,452
Money market accounts	1,618,417	1,709,755
Savings	97,119	131,059
Time, $100 and over	518,108	642,590
Other time	351,860	363,345
Total deposits	3,912,049	4,403,239
Securities sold under repurchase agreements	275,443	285,571
Other borrowings	515,430	679,812
Junior subordinated deferrable interest debentures	—	51,547
Accrued interest payable	1,654	1,822
Other liabilities	21,858	24,424
Total liabilities	4,726,434	5,446,415
Commitments and contingencies		
Shareholders' equity:		
Common stock — $1 par value, 150,000,000 shares authorized; 33,856,065 issued and outstanding at December 31, 2002; 34,229,143 issued and 34,213,899 outstanding at December 31, 2003	33,856	34,229
Additional paid-in capital	87,651	95,394
Retained earnings	310,758	368,069
Accumulated other comprehensive income	13,258	2,050
Treasury stock, at cost — 0 shares and 15,244 shares, respectively	—	(421)
Total shareholders' equity	445,523	499,321
Total liabilities and shareholders' equity	$ 5,171,957	$ 5,945,736

Southwest Bancorporation of Texas, Inc. and Subsidiaries

Consolidated Statement of Income

(Dollars in thousands, except per share amounts)

Year Ended December 31,	2001	2002	2003
Interest income:			
Loans	$ 205,123	$ 180,658	$ 188,525
Securities:			
Taxable	50,377	52,533	43,959
Tax-exempt	2,920	4,426	5,651
Federal funds sold and other	2,727	798	968
Total interest income	261,147	238,415	239,103
Interest expense:			
Deposits	85,834	48,962	36,971
Borrowings	15,324	10,817	8,754
Total interest expense	101,158	59,779	45,725
Net interest income	159,989	178,636	193,378
Provision for loan losses	7,500	11,750	12,000
Net interest income after provision for loan losses	152,489	166,886	181,378
Noninterest income:			
Service charges on deposit accounts	25,676	33,936	40,065
Investment services	7,244	9,302	9,712
Other fee income	13,931	12,584	19,409
Bank-owned life insurance income	4,517	4,860	6,009
Other operating income	3,606	4,090	6,351
Gain on sale of loans, net	3,170	3,882	4,150
Gain on sale of securities, net	14	1,737	1,224
Total noninterest income	58,158	70,391	86,920
Noninterest expenses:			
Salaries and employee benefits	78,049	87,562	103,746
Occupancy expense	21,532	24,066	29,690
Professional services	7,530	8,626	9,640
Losses on deposit accounts	1,698	3,855	1,771
Merger-related expenses	—	—	3,000
Core deposit intangible amortization expense	—	—	1,368
Other operating expenses	24,352	26,929	30,947
Minority interest	24	40	—
Total noninterest expenses	133,185	151,078	180,162
Income before income taxes	77,462	86,199	88,136
Provision for income taxes	24,745	26,993	27,407
Net income	$ 52,717	$ 59,206	$ 60,729
Earnings per common share:			
Basic	$ 1.60	$ 1.77	$ 1.78
Diluted	$ 1.55	$ 1.72	$ 1.74
Dividends per common share	$	$	$ 0.10

Southwest Bancorporation of Texas, Inc. and Subsidiaries

Consolidated Statement of Changes in Shareholders' Equity

Dollars in thousands, except per share amounts

	Common Shares		Additional	Retained	Accumulated Other Comprehensive	Treasury	Total Shareholders'
	Stock	Dollars	Paid-in Capital	Earnings	Income (Loss)	Stock	Equity
BALANCE, DECEMBER 31, 2000	32,705,909	$ 32,706	$ 69,735	$ 198,835	$ (3,107)	$ (44)	$ 298,125
Exercise of stock options	219,221	219	3,441				3,660
Deferred compensation amortization			233				233
Issuance of treasury stock for options	(1,032)	(1)	(21)			44	22
Comprehensive income:							
Net income for the year ended December 31, 2001				52,717			52,717
Net change in unrealized appreciation (depreciation) on securities available for sale, net of deferred taxes of ($3,879)					6,605		6,605
Reclassification adjustment for losses included in net income, net of deferred taxes of ($204)					372		372
Total comprehensive income							59,694
BALANCE, DECEMBER 31, 2001	32,924,098	32,924	73,388	251,552	3,870	—	361,734
Exercise of stock options	769,703	770	13,572				14,342
Issuance of restricted common stock, net	162,264	162	(162)				—
Deferred compensation amortization			853				853
Comprehensive income:							
Net income for the year ended December 31, 2002				59,206			59,206
Net change in unrealized appreciation on securities available for sale, net of deferred taxes of ($6,195)					11,427		11,427
Reclassification adjustment for gains included in net income, net of deferred taxes of $696					(1,264)		(1,264)
Minimum pension liability, net of deferred taxes of $418					(775)		(775)
Total comprehensive income							68,594
BALANCE, DECEMBER 31, 2002	33,856,065	33,856	87,651	310,758	13,258	—	445,523
Exercise of stock options	319,188	319	6,294				6,613
Issuance of restricted common stock, net of shares forfeited into Treasury, and non-employee director stock	53,890	54	(49)			(5)	—
Purchase of treasury stock						(416)	(416)
Deferred compensation amortization			1,498				1,498
Cash dividends paid, $0.10 per share				(3,418)			(3,418)
Comprehensive income:							
Net income for the year ended December 31, 2003				60,729			60,729
Net change in unrealized appreciation on securities available for sale, net of deferred taxes of $5,109					(9,484)		(9,484)
Reclassification adjustment for gains included in net income, net of deferred taxes of $849					(1,576)		(1,576)
Minimum pension liability, net of deferred taxes of $80					(148)		(148)
Total comprehensive income							49,521

Southwest Bancorporation of Texas, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

Dollars in thousands

Year Ended December 31,	2001	2002	2003
Cash flows from operating activities:			
Net income	$ 52,717	$ 59,206	$ 60,729
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	7,500	11,750	12,000
Deferred tax expense (benefit)	(463)	2,758	(640)
Depreciation	7,735	9,201	11,927
Valuation adjustments for mortgage servicing rights, net	—	2,371	(2,371)
Realized gain on securities available for sale, net	(14)	(1,737)	(1,224)
Amortization and accretion of securities' premiums and discounts, net	583	6,058	11,176
Amortization of mortgage servicing rights	3,130	4,180	4,806
Amortization of computer software	2,707	3,677	4,927
Amortization of core deposit intangibles	—	—	1,368
Other amortization	490	853	1,498
Minority interest in net income of consolidated subsidiary	24	40	—
Gain on sale of loans, net	(3,170)	(3,882)	(4,150)
Gain on sale of subsidiary	—	(1,068)	—
Origination of loans held for sale and mortgage servicing rights	(145,001)	(200,706)	(267,693)
Proceeds from sales of loans	144,645	188,227	274,137
Income tax benefit from exercise of stock options	1,812	6,500	1,898
(Increase) decrease in accrued interest receivable, prepaid expenses and other assets	(7,160)	28,325	(10,595)
Increase (decrease) in accrued interest payable and other liabilities	(7,871)	1,115	(4,174)
Other, net	(391)	(839)	(8)
Net cash provided by operating activities	57,273	116,029	93,611
Cash flows from investing activities:			
Proceeds from maturity and call of securities available for sale	137,972	25,370	71,119
Proceeds from sale of securities available for sale	80,782	139,436	652,529
Proceeds from sale of subsidiary, net of cash sold	—	(3,003)	—
Principal paydowns of mortgage-backed securities available for sale	182,096	445,632	533,194
Purchase of securities available for sale	(629,515)	(724,668)	(1,573,915)
Purchase of Federal Reserve Bank stock	(762)	(294)	(28)
Proceeds from redemption of Federal Home Loan Bank stock	10,126	5,699	6,765
Purchase of Federal Home Loan Bank stock	—	(24,395)	(5,046)
Net increase in loans held for investment	(242,520)	(461,126)	(280,191)
Proceeds from sale of premises and equipment	1,324	1,905	82
Purchase of premises and equipment	(18,857)	(46,947)	(32,531)
Purchase of mortgage servicing rights	(318)	(804)	(281)
Purchase of Bank-owned life insurance policies	(50,000)	—	(30,000)
Purchase of Maxim Financial Holdings, Inc. (net of cash acquired of $142,658)	—	—	79,618
Investment in unconsolidated equity investees	(302)	(862)	(3,053)
Net cash used in investing activities	(529,974)	(644,057)	(581,738)
Cash flows from financing activities:			
Net increase in noninterest-bearing demand deposits	95,456	309,613	153,445
Net increase (decrease) in time deposits	5,197	(33,882)	61,395
Net increase in other interest-bearing deposits	234,110	231,470	34,814
Net increase (decrease) in securities sold under repurchase agreements	146,601	(82,958)	10,128
Net increase (decrease) in other short-term borrowings	(76,050)	186,212	27,242
Proceeds from long-term borrowings	—	100,000	200,000
Payments on long-term borrowings	(333)	(361)	(100,391)
Issuance of junior subordinated deferrable interest debentures, net of issuance cost	—	—	51,047
Payments of cash dividends	—	—	(3,418)
Net proceeds from exercise of stock options	1,870	7,842	4,715
Purchase of treasury stock	—	—	(416)
Net cash provided by financing activities	406,851	717,936	438,561

Directors
Southwest Bank of Texas N.A.

Willie J. Alexander
President
W.J. Alexander & Associates, PC

*Carin M. Barth
President
LB Capital, Inc.

*John B. Brock III
Retired Chairman
Ocean Energy, Inc.

Timothy R. Brown
Partner
Thompson & Knight LLP

*Ernest H. Cockrell
Chairman
Cockrell Interests

*J. David Heaney
Chairman
Heaney Rosenthal, Inc.

*Paul W. Hobby
Partner
Genesis Park, L.P.

*John W. Johnson
Chairman
Permian Mud Service, Inc.

*Walter E. Johnson
Chairman
Southwest Bancorporation of Texas, Inc.

*Barry M. Lewis
President
Goldeneye, Inc.

*Fred R. Lummis
Partner
The CapStreet Group, LLC

Scott J. McLean
President
Southwest Bancorporation of Texas, Inc.

James G. Moses
President
Bunker Steel Corporation

Don R. Mullins
Owner
Don R. Mullins Interests

*Paul B. Murphy, Jr.
Chief Executive Officer
Southwest Bancorporation of Texas, Inc.

^*Andres Palandjoglou
President
Rio Largo, Inc.

*Adolph A. Pfeffer, Jr.

*Wilhelmina E. Robertson
President
Cockspur, Inc.

*Thomas F. Soriero, Sr.
Private Investor

*Stanley D. Stearns
President and Chief Executive Officer
Valco Instruments Company, Inc.

Manuel Urquidi
Independent Consultant

Senior Management

Walter E. Johnson
Chairman

Paul B. Murphy, Jr.
Chief Executive Officer

Scott J. McLean
President

Dale H. Andreas
President
Mitchell Mortgage

Joseph H. Argue III
Executive Vice President
Chief Lending Officer

Walter W. Boyer
Senior Vice President
Correspondent Banking

Frank D. Cox
Executive Vice President
Chief Technology Officer

John O. Drew
Executive Vice President
Chief Credit & Risk Officer

David C. Farries
Executive Vice President
Capital Markets, Trust and Investments

Deborah S. Gibson
Senior Vice President
Trust

Joe R. Goyne
President
Dallas

Charles F. Hall, Jr.
Executive Vice President
Treasurer

Marylyn Manis - Hassanein
Executive Vice President
Cashier and Bank Operations

R. Hank Holmes IV
Senior Vice President

Debra J. Innes
Executive Vice President
Treasury Management

Terry Kelley
Chairman
Dallas-Fort Worth Region

A. Stephen Kennedy
Senior Vice President
Energy Banking

Laurence L. Lehman III
Senior Vice President
Controller

George M. Marshall
Executive Vice President
Real Estate Banking

Laura C. McWilliams
Senior Vice President
International Banking

Randall E. Meyer
Executive Vice President
Chief Financial Officer

Kenneth W. Olan
Executive Vice President
Retail Banking

P. Allan Port
Executive Vice President
General Counsel and Secretary

Steven D. Stephens
Executive Vice President
Houston Regional Banking

Brian T. Stoker
Senior Vice President
Community Banking

Barbara Vilutis
Executive Vice President
Wealth Management

Randall L. Walker
Senior Vice President
Commercial and Corporate Banking

W. Lane Ward
Chairman
Mitchell Mortgage

Kim Zabin
Senior Vice President
Human Resources

Southwest Bancorporation of Texas, Inc.

Stock Information

NASDAQ Symbol: SWBT
34,213,899 shares outstanding as of 12/31/03
Stock Transfer Agent: Computershare Investor Services
Auditors: PricewaterhouseCoopers LLP

The 2004 Annual Shareholder Meeting will be held on May 5, 2004, at 2 p.m. at the Company's headquarters, 4400 Post Oak Parkway, 4th Floor, Houston, Texas 77027.

If you would like a copy of the Form 10-K, proxy statement or other financial materials, please call Sarah Peterson at Investor Relations, 713-232-1115, or this information is available on the Web at www.swbanktx.com under Investor Relations.

For Investor Communications, please call:

Randall E. Meyer
Executive Vice President and Chief Financial Officer
713-235-8832
rmeyer@swbanktx.com

Sarah Peterson
Senior Vice President
Communications and Investor Relations
713-232-1115
speterson@swbanktx.com

For further Company information, please call our main number, 713-235-8800, or visit our Web site: www.swbanktx.com.

Southwest Bancorporation of Texas, Inc. Post Office Box 27459, Houston, Texas 77227-7459 Telephone 713.235.8800